DWS Investment Management Americas, Inc.

100 Summer Street

Boston, MA 02110

July 25, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Rebecca Marquigny

Re:	Post-Effective Amendment No. 200 to the Registration Statement on Form N-1A of DWS Communications Fund (“Fund”), a series of Deutsche DWS Securities Trust (“Registrant”) (Reg. Nos. 002-36238; 811-02021)

Dear Ms. Marquigny,

This letter is being submitted on behalf of the Fund in response to comments of the Staff of the Securities and Exchange Commission (the “SEC”) on the above-referenced Post-Effective Amendment (the “Amendment”), which comments were received via telephone on July 19, 2022. The Amendment was filed on behalf of the Fund on May 31, 2022 and has an effective date of August 1, 2022.

The Staff’s comments are restated below followed by the Registrant’s/Fund’s responses.

1.	Comment: In the fee table, please explain why the figure for “Other expenses” is estimated, what the estimate is based on and why the estimate is reasonable to use.

Response: The Fund has included a footnote to “Other expenses” in its expense table that indicates that “other expenses” for Class S are based on estimated amounts for the current fiscal year. Since the Fund’s Class S shares are newly launched and do not have any historical class-level expenses, the Fund believes that, consistent with Instruction 6(a) to Item 3 of Form N-lA, it is appropriate to estimate other expenses that would be specific to Class S.

2.	Comment: In the performance table, the text indicates that performance for Class S shares is based on performance of Institutional Class shares adjusted to reflect the higher expenses for Class S. The marked documents provided to the examiner did not reflect accurate numbers (the table showed 1.11 for all entries). Please provide correct performance numbers in the final filing.

Response: The provided marked version included numbers that were there as placeholders. The final document will include the correct performance figures and we will provide a copy of these pages to you via e-mail.

3.	Comment: Under “Purchase and Sale of Fund Shares,” please revise the disclosure language regarding the waiver of the minimum initial investment for eligible intermediaries with agreements with DDI to clarify who is eligible for the waivers and when such waivers may apply.

Response: Because provisions in the individual agreements with DDI clarify the circumstances when such waivers apply, the Fund does not believe that additional detail is appropriate for inclusion in the prospectus.

4.	Comment: Under “Management Fee” in Fund Details there is disclosure regarding a fee waiver applicable to Class S shares but there is no corresponding discussion of a fee waiver beneath the fee table in the summary section. Please reconcile the discrepancy. Also, the “Fund Details” disclosure includes the following sentence: “The agreement may only be terminated with the consent of the fund’s board.” Please add disclosure, if applicable, of any conditions that apply to such termination (for example, if termination of the fee agreement will require a certain amount of notice to shareholders).

Response: The fee waiver (maintaining expenses at 1.41%) is not included in the fee table because the Fund’s total annual operating expenses (1.38%) are below the fee waiver amount. There are no specific conditions to disclose regarding any potential termination by the board.

5.	Comment: Under “How to Sell Shares” there is a chart with two columns (one column lists the share class, the second column sets out specific conditions applicable to that class). In the case of the Class S prospectus, please consider whether a two-column chart is appropriate given that the prospectus includes only a single share class.

Response: We have applied our standard format to facilitate adding Class S shares back into a shared prospectus at a later date.

If you have any questions regarding any of the foregoing or require additional information, please call me at (617) 295-3681.

Very truly yours,

/s/Laura McCollum

Laura McCollum

Senior Legal Counsel

DWS Investment Management Americas, Inc.

cc: John Marten, Vedder Price P.C.